                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557





The following is an English translation of a Swedish document prepared to respond to questions from Swedish depository share holders:

                      Updated Version February 29, 2000

                    PHARMACIA & UPJOHN'S MERGER WITH MONSANTO

INFORMATION AT 020 - 26 04 00

  All calls from the media are referred to Marianne Baarnhielm, Director External Information, Pharmacia & Upjohn, tel. +46-8-695 72 78, mobile +49-70-319 50 60 E-mail: marianne.baarnhielm@eu.pnu.com

  Calls from analysts and investors are referred to Craig Tooman, Pharmacia & Upjohn, Director Investor Relations, tel. +1-908-901-8851, e-mail craig.tooman@am.pnu.com

  For questions that cannot be answered using this material - please send an e-mail to Katarina Lokke, Pharmacia & Upjohn, with information regarding the name, telephone number and question of the questioner. E-mail:
katarina-lokke@eu.pnu.com









QUESTIONS AND ANSWERS

QUESTIONS REGARDING THE SHAREHOLDERS' MEETING AND THE VOTING

1. SHOULD I VOTE YES OR NO - WHAT DO YOU THINK?

You have to make your own decision. The board of directors of Pharmacia & Upjohn unanimously recommends the shareholders/SDR holders to vote in favor of the merger. Further information in Background and Reasons for the Combination on page 3 in the brochure.

2. WHERE WILL THE SHAREHOLDERS' MEETING BE HELD?

The special shareholders' meeting will be held at 10 am US time on March 23 in The Playhouse Pavillion, DuPont Hotel, Market Street, Wilmington, Delaware.

3. WHY IS THE SHAREHOLDERS' MEETING HELD IN THE US?

Pharmacia & Upjohn is an American company and so is Monsanto. It is therefore natural for the special shareholders' meeting regarding the merger of the companies to be held in the US.

4. WAS NOT THE SHAREHOLDERS' MEETING SUPPOSED TO TAKE PLACE IN SWEDEN THIS YEAR?

When Pharmacia and Upjohn merged in 1995 it was decided that shareholders' meetings would alternate between the US and Sweden. But this applies only for annual shareholders' meetings. This is a special shareholders' meeting to vote on the proposed merger between Pharmacia & Upjohn and Monsanto.

5. HOW CAN I VOTE WHEN THE SHAREHOLDERS' MEETING IS HELD IN THE US?

You can vote on the proxy card you received together with the brochure. Fill in the proxy card and return it in the stamped return envelope also enclosed to the brochure.

6. CAN I AS A SDR HOLDER ATTEND THE SHAREHOLDERS' MEETING?

Yes. Give us your name and your address and we will forward the information to Pharmacia & Upjohn in the US.

7. WHEN MUST I AT THE LATEST SEND IN MY PROXY CARD?

The last day for mailing the proxy card is March 21. You can also leave your proxy card with WM-Data in Stockholm, the company handling the incoming proxy cards, no later than 10 am swedish time March 23. WM-Data is located at Sandhamnsgatan 65 in Stockholm.

8. CAN I FAX MY VOTE?

No, you cannot fax your vote. Fill in the proxy card you received enclosed to the brochure and return it in the stamped return envelope.

9. CAN I VOTE VIA THE INTERNET?

No, you cannot vote via the internet. Fill in the proxy card you received enclosed to the brochure and return it in the stamped return envelope.

10. IF I VOTE BY MAIL, WHY MUST I LET FRED HASSAN AND SOREN GYLL VOTE BY PROXY FOR ME? I WANT TO VOTE MYSELF.

Neither American nor Swedish company law allows "postal voting" in own name. It is, however, possible to allow another person vote at the shareholders' meeting by giving such person a proxy. The most suitable persons to receive these proxies are the company's most senior representatives, i.e. its CEO and Chairman of the Board. They are obliged to vote in accordance with the proxy card.

11. WHAT HAPPENS IF I DO NOT VOTE AT THE SPECIAL SHAREHOLDERS MEETING?

If someone does not vote, it is regarded as if he/she voted against the merger agreement.

12. WHAT IS REQUIRED FOR THE MERGER TO BE APPROVED BY THE SHAREHOLDERS' MEETING?

Approval of the merger requires the affirmative vote of a majority (i.e more than 50 per cent) of the votes entitled to be cast for the outstanding common stock and convertible preferred stock of the group. Further information in Background and Reasons for the Combination on page 3 in the brochure.

13. CAN PERSONS UNDERAGE VOTE AT THE SHAREHOLDERS' MEETING?

Yes, provided that a guardian signs the proxy card.

14. WHAT DO I DO IF THE SHARES ARE OWNED BY THE ESTATE OF A DECEASED PERSON?

Refer to the estate administrator. If a trustee has been appointed he should sign. Otherwise the beneficiaries of the estate should sign together. The easiest way is that they authorize one of themselves to sign by giving a proxy.

15. THE SEND OUT CONTAINS A LOT OF INFORMATION. MUST I READ EVERYTHING TO MAKE A DECISION REGARDING THE VOTING?

The Swedish brochure contains information relevant for Swedish SDR holders regarding the voting. More detailed information can be found in the enclosed Proxy Statement in English. Parts of this document are available also in Swedish and can be sent to you free of charge.

16. WHY ARE YOU SENDING ME INFORMATION IN ENGLISH? I WANT ALL INFORMATION IN SWEDISH.

According to US securities laws we have to send the same information to Swedish and to US shareholders. That is why you have received the comprehensive Proxy Statement in English. As an extra service to our Swedish SDR holders we have produced a Swedish brochure containing information relevant for Swedish SDR holders DELETION. Parts of the US Proxy Statement are also available in Swedish translation and can be ordered from us free of charge.

QUESTIONS ON PRACTICAL ISSUES REGARDING SDRS

1. WILL THE MERGER COST ME ANYTHING?

No, the merger will not cost shareholders/SDR holders anything. However, any costs your custodian bank charges, you will have to pay yourself. Further information in "Questions and Answers" on pages 4-5 in the brochure.

2. I THOUGHT I WAS A SHAREHOLDER IN PHARMACIA & UPJOHN?

When Pharmacia & Upjohn was founded in 1995 it was not possible to directly register foreign shares at the OM Stockholm Exchange. The shares were deposited at a bank (Skandinaviska Enskilda Banken, SEB) that issued depositary receipts. This means that it is Swedish Depositary Receipts (SDRs) that are traded on the OM Stockholm Exchange.

3. WHAT WILL HAPPEN WITH MY SDRS IN PHARMACIA & UPJOHN IF THE MERGER TAKES
PLACE?


If the merger takes place, SDR holders in Pharmacia & Upjohn will automatically receive SDRs in the merged entity Pharmacia Corporation.


4. HOW MANY SDRS IN PHARMACIA CORPORATION WILL I RECEIVE FOR EACH SDR IN PHARMACIA & UPJOHN?

For each SDR in Pharmacia & Upjohn you will receive 1.19 SDRs in Pharmacia Corporation. Further information in "Questions and Answers" on pages 4-5 and "The Completion of the Combination" on pages 6-7 in the brochure.

5. WILL I RECEIVE SDRS OR (DIRECTLY REGISTERED) SHARES IN PHARMACIA CORPORATION?

You will receive SDRs. The company's will have a SDR program for shares in Pharmacia Corporation corresponding to Pharmacia & Upjohn's present program.

6. WHY WILL I NOT RECEIVE (DIRECTLY REGISTERED) SHARES IN PHARMACIA CORPORATION?

The present system has worked well. However, the company may in the future consider a possible direct listing of shares of Pharmacia Corporation on the OM Stockholm Exchange.

7. WHEN WILL I RECEIVE MY NEW SWEDISH SDRS IN PHARMACIA CORPORATION?

As soon as possible following the adoption of the merger agreement and after all conditions have been met. . Further information in "Questions and Answers" on pages 4-5 and "The Completion of the Combination" on pages 6-7 in the brochure.

8. WILL I HAVE TO DO ANYTHING TO RECEIVE MY NEW SDRS IN PHARMACIA CORPORATION?

You will not have to do anything yourself. Your SDRs in Pharmacia Corporation will be delivered to the account where you previously had your SDRs in Pharmacia & Upjohn. This will be handled by VPC or your custodian bank.

9. WHAT WILL HAPPEN IF I RECEIVE EXCESS FRACTIONS FROM MY SDRS?

Since VPC cannot register fractions of shares or SDRs, excess fractions will be sold by SEB on behalf of the holders. The proceeds will be paid in cash to these holders. Further information in "Questions and Answers" on pages 4-5 in the brochure.

10. WHAT WILL BE THE VALUE OF THE NEW SHARE/SDR IN PHARMACIA CORPORATION

The value of the Pharmacia Corporation share cannot be determined today, it will be decided by the market. The value will be guided by the value of the Pharmacia & Upjohn share and the Monsanto share.

11. WHEN CAN I START TO TRADE IN MY NEW SDRS IN PHARMACIA CORPORATION?

The new company has applied for a listing on the OM Stockholm Exchange. Provided the application for listing is approved, trading with the new SDRs will start as soon as possible after the old SDRs have been exchanged.

12. I HAVE JUST BOUGHT SOME SHARES IN PHARMACIA & UPJOHN. HOW COME I HAVE NOT RECEIVED ANY DOCUMENTATION IN CONNECTION WITH THE STOCKHOLDER'S MEETING?

In order to be entitled to vote at the special stockholders'- meeting, the SDRs should have been registered in your name on February 17. This means that you should have bought your SDRs by the latest February 14 in order to receive the documentation for the stockholders' meeting.

13. WILL I RECEIVE A DIVIDEND FOR THE 4TH QUARTER 1999 ON MY SDRS IN PHARMACIA & UPJOHN?

Yes, you will receive dividend for the 4th quarter 1999 on your SDRs in Pharmacia & Upjohn. The dividend will be paid on 1 May to the SDR holders registered at VPC on 30 March.

14. WHAT WILL BE THE DIVIDEND FOR THE 4TH QUARTER 1999 ON MY SDRS IN PHARMACIA & UPJOHN?

The dividend will be 25 cents per share.

15. WHAT WILL BE THE LAST DAY FOR TRADING WITH RIGHT TO DIVIDEND OF MY SDRS IN PHARMACIA & UPJOHN?

The last day for trading including dividend will be 27 March.

16. WHAT WILL BE THE FIRST DAY FOR TRADING MY SDRS IN PHARMACIA & UPJOHN EX-DIVIDEND?

The first day for ex-dividend trading will be 28 March.



INFORMATION REGARDING THE COMPANIES

1. WHERE CAN I FIND ADDITIONAL INFORMATION CONCERNING THE MERGER?

Information is available at the respective company's homepage on the internet: www.pnu.com, www.pharmaciaupjohn.se and www.monsanto.com, as well as on the Securities and Exchange Commission's (SEC's) homepage, www.sec.gov .

IF YOU DO NOT HAVE ACCESS TO INTERNET WE CAN SEND YOU IN SWEDISH THE PHARMACIA & UPJOHN ANNUAL REPORT OF 1998, PRESS RELEASES ON QUARTERLY RESULTS AND BROCHURES WITH FACTS ABOUT OUR COMPANY.

A Swedish translation of parts of the Proxy Statement can be sent to you free of charge.

2. WHAT FINANCIAL INFORMATION WILL I RECEIVE FROM THE NEW PHARMACIA CORPORATION?

As all listed companies, Pharmacia Corporation is required to file annual reports and information regarding quarterly results.

3. WILL I STILL RECEIVE INFORMATION TRANSLATED TO SWEDISH?

Yes, annual reports and information regarding quarterly results will be published in Swedish also in the future.

4. WHY IS THERE NO INFORMATION ABOUT MONSANTO AND THE NEW COMPANY, PHARMACIA CORPORATION, IN THE SWEDISH BROCHURE OR IN THE PROXY STATEMENT? HOW SHOULD I BE ABLE TO FORM MY OWN OPINION ABOUT THE MERGER?

The information you have received corresponds to US standard when two American companies merge. You have received the same information as Pharmacia & Upjohn's US shareholders. Additional information regarding Monsanto, Pharmacia & Upjohn and the new company Pharmacia Corporation is available the respective company's web sites, www.pnu.com, www.pharmaciaupjohn.se and www.monsanto.com, as well as on the Securities and Exchange Commission's (SEC's) homepage, www.sec.gov Available are, for example, facts about the companies, product information, annual reports, quarterly reports and press releases. Also available is the presentation given to investors and analysts in connection with the proposed merger.

5. I DO NOT HAVE ACCESS TO THE INTERNET. WHAT CAN I DO?

You can order a company brochure, annual report (1998) and quarterly reports for Pharmacia & Upjohn.

6. WHAT KIND OF COMPANY IS MONSANTO?

Monsanto is an American company listed on the New York Stock Exchange. The company is active in pharmaceuticals and agricultural products. More information regarding Monsanto can be found on the company's internet homepage www.monsanto.com.

Facts About the Company
Monsanto is a global company with 30,000 employees. The Company has offices, sales and production in more than 100 countries (the U.S., Canada, South America, Central America, Europe, Asia and Australia). Net sales in 1999 were
9.1 billion dollars (approx. 77 billion Swedish Crowns).

Business Areas:

Monsanto has business within the following areas:

Agricultural products: herbicides, seeds and biotech traits. The biggest product is roundup, a world leading herbicide. The name of the AG production business is Monsanto. The head-quarters of the AG business is located in St Louis, Missouri, U.S.

Pharmaceuticals: The name of the pharmaceutical business is Searle, and this is an R&D based business that develops, produces and markets prescripted pharmaceutical products. Searle is focused on five different areas of treatment: artritis/inflammation, insomnia, oncology, cardio-vascular and gynecology. The head-quarters of Searle is located in Skokie, Illinois, U.S.

     The biggest product within pharmaceuticals is Celebrex/Celebra, which is a new product for treatment of arthritis. The sales in 1999 was 1.5 billion dollars (approx. 13 billion Swedish Crowns). This product was approved in Sweden in 1999 under the name of Celebra.

     Searle has a sales office in Malmo, with approx. 50 employees. The turnover in Sweden in 1999 was approx. 135 million Swedish Crowns.

     You may find more information on Searle at www.searle.com.





TAX QUESTIONS

1. WILL THE CONVERSION OF MY SDRS BE A TAXABLE EVENT IN SWEDEN?

An exchange of shares is in principle always a taxable event. However, under certain circumstances it is possible to get a deferred taxation. In this case, however, it is not clear that the merger falls within the scope of these tax provisions. Therefore, an application for an advance tax ruling has been filed by Pharmacia & Upjohn with the Council for Advance Tax Rulings in Sweden to establish whether the provisions for tax deferral allows for deferral in this case.

2. WHAT WILL MY PERSONAL TAX CONSEQUENCES OF THE MERGER BE?

We cannot make any statement concerning individual cases, it depends inter alia on your individual tax situation, etc. and we therefore recommend you to contact a tax advisor. For additional information refer to the section "Tax issues for holders of depository receipts in Sweden" in the brochure on pages 10-11.

3. HOW DO I APPLY FOR DEFERRED TAXATION?

If the advance ruling is positive, you can request deferral of the capital gains tax in your income tax return form. Further information will be given by the company when we know whether deferral will be allowed or not..


                              *********************

Monsanto Company and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.